September 30, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:   Geant Corp.

        Registration Statement on Form S-1/A

        Filed September 21, 2016

        File No. 333-213009

Ladies and Gentlemen:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 29, 2016 to Geant Corp. (the “Company”), regarding the Company’s Registration Statement on Form S-1/A referenced above (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”), which responds to the Staff’s comments. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

General:

1. We note your response to our prior comment 2 that you will clarify the statements that “[a]ll accepted subscriptions are irrevocable, even if you subsequently learn information about us that you consider to be materially unfavorable” do not limit investors’ rights to seek remedies under Section 5 of the Securities Act of 1933 in cases of material omissions or misstatements in this registration statement. However, these statements remain on your prospectus cover page, page 7, and page 20 without clarification. Please revise

Response:  The statements were revised.

Risk Factors, page 9

2. We note your disclosure at page 6 that the Hollander beater machine “can produce about 40-50 sheets of paper per day.” We also note that, at page 26, your potential customers include wholesale purchasers and your statement that “we arranged on a wholesale exchange, for the most part, so we will have capacity to offer our item for extensive organizations in huge amount.” Please provide a risk factor regarding the limited daily production of the Hollander beater machine on your business plan or advise.

Response:  The risk factor was provided.

Report of Independent Registered Certified Public Accounting Firm, page F-1

3. We note that the date of the audit report issued by George Stewart, CPA for the year ended May 31, 2016 changed from August 8, 2016 to July 15, 2016. Please confirm to us that George Stewart, CPA issued you a new opinion dated July 15, 2016, and briefly tell us why the opinion date was revised.

Response:  The issuance of the opinion dated July 15, 2016 is confirmed. Date August 8, 2016 was indicated by mistake.

Item 16. Exhibits, page 49

4. Please update your exhibit index to specify with which filing any exhibits have been “previously filed.”

Response:  Exhibit indexes were updated.

Very truly yours,

Suneetha Sudusinghe,

President of Geant Corp.